Filed by Johnson & Johnson pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Johnson & Johnson Commission File No.: 1-3215 Kenvue LTI Final Separation Brochure Cover Note To: Kenvue LTI Holders Subject: Kenvue Final Separation – Long-Term Incentive (LTI) Awards Update This message was sent to Kenvue employees with outstanding LTI awards. Johnson & Johnson recently announced that it intends to complete the final separation of Kenvue by splitting off shares of Kenvue common stock through an exchange offer. Through the exchange offer, Johnson & Johnson shareholders can choose to exchange all, some or none of their shares of Johnson & Johnson common stock for shares of Kenvue common stock. Once this exchange offer is concluded, Johnson & Johnson will no longer be the controlling shareholder of Kenvue, and Kenvue will be a separate, independent public company. As communicated previously, following the completion of the exchange offer, your outstanding Johnson & Johnson Long-Term Incentive (LTI) awards will be converted to Kenvue LTI awards to ensure that the value of your awards will be aligned with the performance of Kenvue. Please review this brochure in full as it provides detailed information on LTI award conversion and the guiding principles behind this conversion. In order to process the conversion, a blackout period will be imposed. Important to Know • It is intended that the economic value of your awards will generally be kept the same at the time of the final separation (with some minimal differences due to rounding and other administrative conventions described in the brochure). • You do not need to take any additional actions related to your LTI awards; conversion will happen automatically. • Additional information regarding the timing of this next step in the separation and the associated blackout period to allow for processing this conversion will follow. If you have additional questions regarding your LTI awards, contact AskGS. Thank you for your ongoing hard work and dedication as we continue to deliver on our purpose to realize the extraordinary power of everyday care. Forward Looking Statements his communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson &

Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1- 866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).